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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-3/A
                        Rule 13e-3 Transaction Statement
                                (Amendment No. 4)
                                 Final Amendment
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                             PETROGLYPH ENERGY, INC.
                    ---------------------------------------
                              (Name of the Issuer)

                Petroglyph Energy, Inc.; III Exploration Company;
  Intermountain Industries, Inc.; Century Partners--Idaho Limited Partnership;
                                  Richard Hokin
                    ---------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                    71649C101
                    ---------------------------------------
                      (CUSIP Number of Class of Securities)

                                Robert C. Murdock
                             Petroglyph Energy, Inc.
                                1302 North Grand
                            Hutchinson, Kansas 67501
                                 (316) 665-8500
                    ---------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)

                                   Copies to:

        Craig N. Adams                                       Roger D. Blanc
   Thompson & Knight L.L.P.                             Willkie Farr & Gallagher
1700 Pacific Avenue, Ste. 3300                             787 Seventh Avenue
      Dallas, Texas 75201                               New York, New York 10019
        (214) 969-1700                                       (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [ ]



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                                SCHEDULE 13E-3/A

                            Calculation of Filing Fee

                    ---------------------------------------

Transaction Valuation*                                      Amount of Filing Fee

$7,709,081.85                                                     $1,542**

                    ---------------------------------------

     * For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,709,941 shares of common stock of Petroglyph Energy, Inc. at $2.85 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

     ** Previously paid.

     /x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)
(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

     Amount Previously Paid:                 $1,542
     Form or Registration No.:               Schedule 14A
     Filing Party:                           Petroglyph Energy, Inc.
     Filing Date:                            September 1, 2000


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                                 SCHEDULE 13E-3

     This Amendment No. 4 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended by Amendments No. 1, No. 2 and No. 3 thereto, the "Transaction Statement") jointly filed on September 1, 2000 by (i) Petroglyph Energy, Inc., a Delaware corporation (the "Company") (the issuer of the class of equity securities that is the subject of the transaction); (ii) III Exploration Company, an Idaho Corporation ("IIIX"); (iii) Intermountain Industries, Inc. ("Intermountain"), an Idaho corporation that owns all of the issued and outstanding common stock of IIIX; (iv) Petroglyph Acquisition Sub, Inc., an Idaho corporation ("Acquisition"); (v) Century Partners--Idaho Limited Partnership ("Century"), an Idaho limited partnership that owns approximately 73% of the issued and outstanding common stock of Intermountain; and (vi) Mr. Richard Hokin, the sole general partner of Century and the Chairman of IIIX and Intermountain.

     The purpose of this Amendment No. 4 is to file a final amendment to the Transaction Statement to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Transaction Statement.

ITEM 16. ADDITIONAL INFORMATION

     On December 29, 2000, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Acquisition, a company formed by IIIX for the sole purpose of effecting the merger, was merged with and into the Company, with the Company as the surviving corporation (the "Merger"). The Merger became effective as of December 31, 2000, at which time
(i) each of the outstanding shares of Common Stock of the Company (other than shares held by dissenting stockholders and the Company) was automatically converted into the right to receive $2.85 in cash, without interest, upon surrender and acceptance of the certificate for such share to the Company's exchange agent, (ii) each of the outstanding shares of Common Stock of the Company held by the Company or its subsidiaries and constituting treasury stock was canceled without consideration, (iii) each share of Acquisition issued and outstanding immediately before the Effective Time was converted into and became one share of common stock of the surviving corporation; and (iv) the separate corporate existence of Acquisition ceased.

     As a result of the Merger, the Common Stock of the Company ceased to trade on The Nasdaq National Market System and became eligible for delisting from The Nasdaq National Market System and termination of registration pursuant to
Section 12(g)(4) and 12(h)(3) of the Exchange Act. Accordingly, on January 2, 2001, the Company filed a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission.


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     After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: January 8, 2001


                                        PETROGLYPH ENERGY, INC.

                                        By: /s/ Robert C. Murdock
                                            ------------------------------
                                            Name:  Robert C. Murdock
                                            Title: President


                                        III EXPLORATION COMPANY

                                        By: /s/ Jeffrey K. Lebens
                                            ------------------------------
                                            Name:  Jeffrey K. Lebens
                                            Title: Treasurer


                                        INTERMOUNTAIN INDUSTRIES, INC.

                                        By: /s/ William C. Glynn
                                            ------------------------------
                                            Name:  William C. Glynn
                                            Title: President


                                        CENTURY PARTNERS -- IDAHO LIMITED
                                        PARTNERSHIP

                                        By: /s/ Richard Hokin
                                            ------------------------------
                                            Name:  Richard Hokin
                                            Title: General Partner


                                            /s/ Richard Hokin
                                        ------------------------------
                                                Richard Hokin


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